Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on March 13, 2024, that Kathryn Hudson, a PDMR, and Paul Hudson, a person closely associated with Kathryn Hudson, sold a total of 2,750 Ordinary Shares of US$0.50 each in the Company ('Shares') on March 13, 2024 at a price of £16.49 per Share.

Following this transaction, Kathryn Hudson has a beneficial interest in 58,391 Shares in the Company.

Further information is provided below in accordance with the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kathryn Hudson
2	Reason for the notification
a)	Position/status	PDMR - Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.49	1,900
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 13, 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Hudson
2	Reason for the notification
a)	Position/status	Person Closely Associated with Kathryn Hudson, Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.49	850
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 13, 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.